

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 21, 2016

<u>Via E-mail</u>
Mr. Robert M. Schmitz
Chief Financial Officer
Flotek Industries, Inc.
10603 West Sam Houston Parkway North, Suite 300
Houston, Texas 77064

     RE: **Flotek Industries, Inc.**
            Form 10-K for the Year Ended December 31, 2014
            Filed January 27, 2015
            File No. 1-13270

Dear Mr. Schmitz:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Terence O'Brien

            Terence O'Brien
            Accounting Branch Chief
            Office of Manufacturing and Construction